02013737

PE 2/01/02 0-31088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Pro-Market Global Plc
(Translation of registrant's name into English)

27/F ING Tower, 308 Des Voeux Road Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

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Pro-Market Global plc   Suspended   Date of Story: 04/02/2002 13:24

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Pro-Market Global plc - Result of Court Hearing, etc.

Pro-Market Global plc   Newstrack Announcements   04/02/2002

PRO-MARKET GLOBAL PLC ("PMG")

The Board of PMG announces that at a court hearing held in Hong Kong a receiver was appointed to commence the formal winding up process of Pro-Market Global (Hong Kong) Limited, the Hong Kong trading wholly-owned subsidiary of PMG.

In the light of this the Directors of PMG are urgently investigating the restructuring of PMG with a view to retaining its OFEX and OTC status. Discussions are currently being held with certain parties with a view to reaching an agreement on PMG's future although no guarantee can be given about the successful outcome of these discussions.

A further announcement will be made and a letter sent to shareholders with the outcome of the discussions in due course and in the meantime the Company's shares will remain suspended.

Source: Newstrack Service

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pro-Market Global Plc
(Registrant)

Date February 4, 2002

By ______________________
Junie Tuen Yee Tong,
Chief Executive Officer